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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Pursuan... 07004454 ...nd Dealers ...change Act of 1934 ...er

SEC FILE NO.
8-39227

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Russell Fund Distributors, Inc.

Official Use Only

FIRM ID. NO.

SEC MAIL RECEIVED PROCESSING MAR - 1 2007 WASH. D.C. 186 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

PROCESSED

909 A Street
(No. and Street)

MAR 2 1 2007 THOMSON FINANCIAL

Tacoma	WA	98402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melodie Zakaluk (253) 439-2384
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

1420 Fifth Avenue, Suite 1900	Seattle	WA	98101
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

A 6
3/20

OATH OR AFFIRMATION

I, Melodie Zakaluk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Russell Fund Distributors, Inc. as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Name Melodie B. Zakaluk
Title: Treasurer

Crystal A. Cooper 02/28/2007
Notary Public
Expires 10/05/2009
Pierce County Washington

CRYSTAL A. COOPER
COMMISSION EXPIRES
NOTARY PUBLIC
10-05-09
STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Operations
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Russell Fund Distributors, Inc.
Index
December 31, 2006

Page(s)



PricewaterhouseCoopers LLP
1420 Fifth Avenue
Suite 1900
Seattle, WA 98101
Telephone (206) 398 3000
Facsimile (206) 398 3100

Report of Independent Auditors

To the Board of Directors and Stockholder of
Russell Fund Distributors, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Russell Fund Distributors, Inc. (the "Company") at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2007

Russell Fund Distributors, Inc.
Statement of Financial Condition
Year Ended December 31, 2006

Assets	
Cash equivalents	$ 27,513,766
Distribution fees receivable	5,823,606
Due from affiliates	2,721,932
Prepaid expenses and other	538,644
Deferred income taxes	7,716
Total assets	$ 36,605,664
Liabilities and Stockholder's Equity	
Liabilities	
Distribution fees payable	$ 16,701,402
Administrative fees payable	1,280,365
Compensation payable	4,133,000
Due to affiliates	755,670
Accrued expenses	2,494
Income taxes payable	16,410
Total liabilities	22,889,341
Stockholder's equity	
Common stock, par value $0.10 per share; 100 shares authorized; 26 shares issued and outstanding	3
Additional paid-in capital	4,889,997
Retained earnings	8,826,323
Total stockholder's equity	13,716,323
Total liabilities and stockholder's equity	$ 36,605,664

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business
Russell Fund Distributors, Inc. (the "Company") is a wholly owned subsidiary of Russell Investment Management Company ("RIMCo") (formerly known as Frank Russell Investment Management Company), a wholly owned subsidiary of Frank Russell Company ("Russell"), all of which are part of the Russell Investment Group. The Northwestern Mutual Life Insurance Company owns substantially all of the outstanding shares of Russell.

Effective July 1, 2006, names on Frank Russell Investment Company and Frank Russell Investment Management Company have changed to Russell Investment Company and Russell Investment Management Company. The name change is the result of a global corporate branding effort.

The Company, a broker-dealer registered pursuant to the Securities Exchange Act of 1934, is a member of the National Association of Securities Dealers ("NASD"). The Company engages in the sale of redeemable shares of registered investment companies and direct participation programs in the United States of America.

Sales commissions received in connection with front-end load shares are recorded as revenue. For individual sales transactions exceeding a certain threshold, the Company is obligated to pay these sales commissions on behalf of the investor. These payments are recorded as an expense. If the investor redeems such shares before the expiration of a one year holding period, they are obligated to pay a deferred sales charge of 1%.

Russell Investment Company ("RIC") and Russell Investment Funds ("RIF") are registered investment companies affiliated with the parent of the Company. The Company has entered into a distribution agreement with RIC and RIF. The Company has also entered into a sales support agreement and a shareholder servicing agreement with RIC.

Cash Equivalents
The Company considers all money market funds and instruments with maturities of three months or less at the purchase date as cash equivalents.

Revenue Recognition
Revenue from distribution and shareholder servicing activities and sales fees is recognized as earned in accordance with the terms of the respective agreements.

Income Taxes
The Company accounts for income taxes based upon an asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

The Company files its tax return with Russell as part of a consolidated group. The provision for income taxes is based on an allocation of the consolidated tax liability to the respective companies included in the consolidated group as if each company were filing on a separate return basis. Taxes payable are recorded through and included in due to affiliates.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements
FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of SFAS 109*, was issued in June 2006. FIN 48 requires that an entity disclose an assessment in its financial statements of the probable outcomes of tax positions deemed under the FIN to be "uncertain" as if such positions were subject to examination and to disclose the estimated effect of any changes in valuation of tax assets and liabilities anticipated as a result of such examination. The interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently assessing the potential effect of FIN 48 on its financial statements.

2. Income Taxes

The Company has a net deferred tax asset of $7,716 at December 31, 2006. The tax effects of temporary differences that gave rise to the net deferred tax asset are presented below:

Deferred income tax assets		
Accrued incentive share plan	$	873
Non-deductible reserves		6,843
Total deferred income tax assets	$	7,716

3. Benefit Plans

Retirement Plan
The Company participates in the Russell defined contribution retirement plan (the "Plan") covering eligible employees. The Plan allows for contributions to be made out of the Company's net operating profits at the discretion of the Russell Board of Directors. Employees may also contribute a percentage of their compensation as defined by the Plan's documents.

Discretionary Bonuses
The Company pays discretionary bonuses to its employees based on a percentage of Russell's consolidated operating income, as defined.

4. Related Party Transactions

Under a joint purchasing agreement, Russell processes payments for the direct expenses of the Company. Under the joint paymaster agreement, Russell processes payroll transactions for the Company. Additionally, Russell allocates certain negotiated charges to the Company such as office space, equipment and insurance charges. The Company reimburses Russell monthly for these expenses.

Under an expense sharing agreement, other charges, such as corporate overhead, incurred by Russell on the Company's behalf are not allocated to the Company.

The Company has entered into a Marketing and Administrative Support agreement, dated July 1, 2004, with RIMCo. Under this agreement RIMCo compensates the Company for payments made to certain registered representatives of the Company, who are employees of RIMCo, that provide services intended to result in sales of shares of RIC and RIF. RIMCo also compensates the Company for payments made to other broker-dealers for direct sale activities, one of which is a related party. In addition, RIMCo compensates the Company for administrative payments made to third parties, one of which is a related party.

The Company has entered into a selling agreement with a related party who engages in direct sales activities of RIC.

The Company has entered into an administrative agreement, dated January 1, 2006, with Northwestern Mutual Investment Services LLC, a subsidiary of Northwestern Mutual Life Insurance Company, with respect to the RIC Funds.

The Company has entered into a sales support agreement and a shareholder servicing agreement with RIC. Substantially all fees received in connection with these agreements are remitted to financial intermediaries.

Russell and its subsidiaries follow a transfer pricing methodology governed by the amended and restated Master Intercompany Agreement ("Agreement"). The methodology, a Residual Profit Split, is intended to conform to the relevant U.S. and local country tax laws and the Organization of Economic Cooperation and Development guidelines. As a participating member to the Agreement, the Company receives an intercompany recovery/(charge) based on the amount calculated under the Residual Profit Split. Russell acts as the monthly settlement agent for any payments or disbursements among the participating members associated with the effects of the Residual Profit Split. Amounts receivable under the agreement were $1,271,000 at December 31, 2006.

5. Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $2,693,461, which was $1,167,505 in excess of its minimum net capital requirement of $1,525,956, and the ratio of aggregate indebtedness to net capital was 8.50 to 1.

The Company operates under the provisions of Section (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the provisions of that Rule.

6. Concentration of Risk

Substantially all revenue earned by the Company is from affiliated entities.

7. Guarantees

In the normal course of business, the Company enters into contracts that contain a variety of representations which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However the Company expects the risk of loss to be remote.

8. Long-Term Equity Based Incentive Plan

Subsequent to December 31, 2006, the Company implemented a new Long-Term Equity-Based Incentive Plan (the "Plan"). The Plan is intended to provide long-term equity-based incentives to key associates of Russell by providing associates with opportunities to acquire shares of non-voting common stock through restricted stock units or options or to participate in the long-term value of Russell stock through stock appreciation rights.


END